ANNOUNCEMENT OF A MATERIAL FACT

Banco Itaú Holding Financeira S.A. (ITAÚ) and Itaúsa – Investimentos Itaú S.A. (ITAÚSA) announce that they have received authorization from the Uruguayan authorities for the acquisition of the operations of BankBoston in Uruguay.

With this approval, ITAÚ has now fulfilled all the conditions to effectively initiate its business activities in Uruguay, scheduled for the end of March.

This acquisition has implied the incorporation of the total shares of BankBoston Uruguay S.A., OCA Casa Financiera S.A., OCA S.A. and Boston Directo S.A., through the issue of 3,130 thousand new common shares of ITAÚ, to be delivered to the stockholders of the companies acquired, pursuant to the resolution of the Extraordinary General Meeting of December 26, 2006.

The effects of this operation, as well as the Chile (concluded, as divulged through Material Fact in February 12, 2007), had been integrally recognized in the results of 4th Quarter of 2006, having generated an expense of R$ 401 million (net of fiscal effect) in ITAÚ and an income of R$ 230 million (net of fiscal effect) in the ITAÚSA.

With this operation, ITAÚ reaffirms its commitment to allocate capital to businesses that create additional stockholder value, accordingly to the Bank’s sustainability approach.

São Paulo, March 16 2007.

HENRI PENCHAS	ALFREDO EGYDIO SETUBAL
Investor Relations Officer	Investor Relations Officer
ITAÚSA – INVESTIMENTOS ITAÚ S.A.	BANCO ITAÚ HOLDING FINANCEIRA S.A.